Issuer Free Writing Prospectus dated August 12, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-238729

Relating to Preliminary Prospectus Supplement

Dated August 12, 2020 to Prospectus Dated May 27, 2020

70 E. Long Lake Rd. Bloomfield Hills, MI 48304 www.agreerealty.com

FOR IMMEDIATE RELEASE

AGREE REALTY ANNOUNCES PRICING OF $350 MILLION OF 2.900%
SENIOR UNSECURED NOTES DUE 2030

Bloomfield Hills, MI, August 12, 2020 — Agree Realty Corporation (NYSE: ADC) (the “Company”) today announced that its operating partnership, Agree Limited Partnership (the “Operating Partnership”), priced a public offering of $350 million of 2.900% senior unsecured notes due 2030 (the “Notes”). The public offering price for the Notes was 99.927% of the principal amount for an effective yield to maturity of 2.908%. The Notes will be senior unsecured obligations of the Operating Partnership, guaranteed by the Company and certain of their subsidiary guarantors. This offering is expected to close on August 17, 2020, subject to the satisfaction of customary closing conditions.

The Company expects to use the net proceeds to fund acquisition and development activity and for general working capital and other corporate purposes, including the reduction of the outstanding balance on the Company’s revolving credit facility.

“The pricing of our inaugural issuance is a meaningful step in our continued growth while providing our Company with another source of efficient long-term capital,” said Joey Agree, President and Chief Executive Officer. “This offering, in combination with common equity proceeds raised through June 30, 2020, represents year-to-date capital raised in excess of $1.15 billion, further positioning Agree Realty and our best-in-class balance sheet to capitalize on investment opportunities.”

Citigroup, Wells Fargo Securities and Jefferies acted as joint book-running managers for the offering. Capital One Securities, J.P. Morgan, Mizuho Securities, Raymond James, Regions Securities LLC, Stifel, Truist Securities and US Bancorp served as co-managers for the offering.

A registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and became automatically effective under the Securities Act of 1933, as amended, upon filing with the SEC. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov, or by contacting: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, at 800-831-9146 or email: prospectus@citi.com; or Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, at 800-645-3751 or email: wfscustomerservice@wellsfargo.com.

The offering of the securities was made only by means of a prospectus supplement and accompanying prospectus, which are on file with the SEC. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Agree Realty Corporation

Agree Realty Corporation is a publicly traded real estate investment trust primarily engaged in the acquisition and development of properties net leased to industry leading retail tenants. As of June 30, 2020, the Company owned and operated a portfolio of 936 properties, located in 46 states and containing approximately 18.4 million square feet of gross leasable area. The Company’s common stock is listed on the New York Stock Exchange under the symbol “ADC”.

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements about the terms and size of the offering and the intended use of proceeds from the offering that represent the Company’s expectations and projections for the future. No assurance can be given that the offering discussed above will be completed on the terms described or at all, or that the net proceeds of the offering will be used as indicated. Although these forward-looking statements are based on good faith beliefs, reasonable assumptions and the Company’s best judgment reflecting current information, you should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect the Company’s results of operations, financial condition, cash flows, performance or future achievements or events. Currently, one of the most significant factors, however, is the potential adverse effect of the current pandemic of the novel coronavirus, or COVID-19, on the financial condition, results of operations, cash flows and performance of the Company and its tenants, the real estate market and the global economy and financial markets. The extent to which COVID-19 impacts the Company and its tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Moreover, investors are cautioned to interpret many of the risks identified in the risk factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and other SEC filings, as well as the risks set forth below, as being heightened as a result of the ongoing and numerous adverse impacts of COVID-19. Additional important factors, among others, that may cause the Company’s actual results to vary include the general deterioration in national economic conditions, weakening of real estate markets, decreases in the availability of credit, increases in interest rates, adverse changes in the retail industry, the Company’s continuing ability to qualify as a REIT and other factors discussed in the Company’s reports filed with the SEC. Except as required by law, the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

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Contact:

Clay Thelen

Chief Financial Officer

Agree Realty Corporation

(248) 737-4190